C21 INVESTMENTS INC.

C21 INVESTMENTS INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS at October 31, 2019 and January 31, 2019

(Expressed in U.S. dollars - unaudited)

		October 31,	January 31,
		2019	2019
	Note	- $ -	- $ -
ASSETS
Current assets
Cash		2,021,775	9,067,095
Biological assets	5	1,767,081	1,870,540
Inventory	6	7,722,662	6,859,034
Prepaid expenses and deposits		781,540	608,002
Receivables	4	369,529	79,953
Total current assets		12,662,587	18,484,624
Property and equipment	7	3,890,964	2,082,010
Right-of-us e assets	10	6,164,855	7,744,611
Intangible a sets	8	14,669,537	13,368,580
Goodwill	8	50,916,547	29,230,651
Notes receivable and deposits		-	6,476,515
Restricted cash	3	46,362	46,035
TOTAL ASSETS		88,350,852	77,433,026
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	9	3,115,530	4,981,116
Promissory note payable - current portion	11	21,740,000	21,000,000
Convertible promissory note - current portion	11	1,175,000	-
Income taxes payable	21	2,139,707	-
Consideration payable - current portion	18	5,132,058	1,375,268
Short-term debt		125,204	-
Derivative liability		-	23,097
Lease liabilities - current portion	10	1,418,919	4,421,265
Total current liabilities		34,846,418	31,800,746
Lease liabilities	10	5,095,321	3,486,700
Long-term debt		526,416	-
Consideration payable	18	8,399,976	-
Convertible promissory note	11	884,372	1,845,830
Convertible debentures	11	6,774,693	10,159,653
Promissory note payable	11	1,000,000	9,000,000
Reclamation obligation	12	53,421	53,484
TOTAL LIABILITIES		57,580,617	56,346,413
SHAREHOLDERS ’ EQUITY
Share capital	13	71,987,726	52,923,983
Commitment to issue shares	13	675,918	1,044,881
Reserves	13	5,472,622	5,435,551
Accumulated other comprehensive loss		(541,317)	(363,051)
Deficit		(46,824,714)	(37,954,751)
TOTAL SHAREHOLDERS ’ EQUITY		830,770,235	21,086,613
TOTAL LIABILITIES AND SHAREHOLDERS ’ EQUITY		8,350,852	77,433,026

Nature of operations and going concern (Note 1)

Commitments (Note 15)

Taxation (Note 21)

Contingencies (Note 23)

Subsequent events (Note 25)

On behalf of the Board:

“Michael Kidd”	Director	”Bruce Macdonald”	Director

p. 2

C21 INVESTMENTS INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in U.S. dollars - unaudited)

		Three months ended Oct. 31,		Nine months ended Oct. 31,
		2019	2018	2019	2018
		-$-	-$-	-$-	-$-
	Note

Revenue		10,576,555	305,011	28,192,870	412,469
Inventory expensed to cost of sales	6	6,153,301	139,730	16,081,522	181,225
Gross margin before the undernoted		4,423,254	165,281	12,111,348	231,244

Realized fair value adjustment on biological assets	5	(1,958,097)	198,626	(5,838,454)	-
Unrealized fair value adjustment on biological assets	5	1,816,255	(539,313)	3,884,930	(348,763)
Gross Profit		4,281,412	(175,406)	10,157,824	(117,519)

Expenses
General and administration	20	1,998,756	2,393,728	7,429,401	5,225,127
Sales, marketing, and promotion		212,936	654,804	1,010,382	1,560,339
Depreciation and amortization	7 & 8	956,980	249,902	2,893,001	271,674
Share based compensation		94,182	42,190	339,447	4,463,103
Total expenses		3,262,854	3,340,624	11,672,231	11,520,243

Income (loss) before undernoted items		1,018,558	(3,516,030)	(1,514,407)	(11,637,762)
Other items
Interest expense		(653,478)	(82,687)	(2,157,284)	(580,919)
Accretion expense		(284,010)	-	(1,040,709)	-
Transaction costs		(23,801)	(6,586)	(332,861)	-
Impairment of Capital Assets		(4,139,523)	-	(4,139,523)	-
Other Income (loss)		(103,596)	(56,913)	(60,367)	(111,290)
Interest and other income		105	110,254	165,070	198,498
Gain on change in fair value of derivative liabilities		-	-	(28,012)	-
Loss before income taxes		(4,185,745)	(3,551,962)	(9,108,093)	(12,131,473)

Current income tax expense	21	(970,200)	-	(2,139,707)	-

NET LOSS		(5,155,945)	(3,551,962)	(11,247,800)	(12,131,473)

Other comprehensive loss
Cumulative translation adjustment		257,010	-	(178,266)	-

LOSS AND COMPREHENSIVE LOSS		(4,898,935)	(3,551,962)	(11,426,066)	(12,131,473)

Basic and diluted loss per share		$(0.06)	$(0.15)	$(0.15)	$(0.51)

Weighted average number of common shares outstanding - basic and diluted		82,235,901	23,736,409	73,962,427	23,717,791

p. 3

C21 INVESTMENTS INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

(Expressed in U.S. dollars - unaudited)

		Share capital		Reserves
				Equity		Accumulated
				component of		other
	Number of		Share based	convertible	Commitment	comprehensive
	shares	Amount	compensation	instuments	to issue shares	income (loss)	Deficit	Total
Balance at January 31, 2018	5,979,695	$13,554,610	$861,314	$-		$7,852	$(14,353,581)	$70,195
Shares issued on conv. debenture subscription receipts, net	36,850,000	25,479,998	-	(2,958,335)	-	-	-	22,521,663
Shares issued for cash, net	2,082,000	3,919,162	-	-	-	-	-	3,919,162
Share based compensation - broker's warrants	-	-	233,275	-	-	-	-	233,275
Share based compensation - option issuance	-	-	2,996,710	-	-	-	-	2,996,710
Share based compensation - warrant issuance	-	-	1,394,883	-	-	-	-	1,394,883
Shares issued on settlement of loan	50,000	83,941	-	-	-	-	-	83,941
Shares issued on exercise of warrants	2,750	2,953	(840)	-	-	-	-	2,113
Shares issued on exercise of options	100,000	99,782	(49,791)	-	-	-	-	49,991
Shares issued on purchase of Silver State	12,500,000	8,951,375	-	-	-	-	-	8,951,375
Issuance of share payment note on EFF acquisition	-	-	-	-	1,877,043	-	-	1,877,043
Shares issued on exercise of EFF share payment note	940,810	832,162	-	-	(832,162)	-	-	-
Equity component of convertible debentures	-	-	-	2,958,335	-	-	-	2,958,335
Net loss and comprehensive loss for the period	-	-	-		-	(370,903)	(23,601,170)	(23,972,073)
Balance at January 31, 2019	58,505,255	$52,923,983	$5,435,551	$-	$1,044,881	$(363,051)	$(37,954, 751)	$21,086,613

Balance at January 31, 2019	58,505,255	$52,923,983	$3,808,233	$1,627,318	$1,044,881	$(363,051)	$(37,954,751)	$21,086,613
Shares issued on purchase of Phantom Farms	2,670,000	2,501,827	-	-	-	-	-	2,501,827
Warrants issued on purchase of Phantom Farms	-	-	-	793,745	-	-	-	793,745
Share based compensation - option issuance	-	-	340,019	-	-	-	-	340,019
Shares issued on purchase of Swell Companies	1,266,667	1,130,363	-	786,284	-	-	-	1,916,647
Shares issued for real estate	3,983,886	4,156,866	-	-	-	-	-	4,156,866
Shares issued for cash, net	5,589,493	4,912,189	-	831,296	-	-	-	5,743,485
Payment of EFF Share payment note	368,688	368,963	-	-	(368,963)	-	-	-
Shares issued on exercise of warrants	915,545	1,037,340	-	(297,484)	-	-	-	739,856
Shares issued on exercise of EFF convertible note	977,479	719,175	-	-	-	-	-	719,175
Shares issued on exercise of options	80,000	77,980	(38,952)	-	-	-	-	39,028
Shares issued on exercise of convertible debentures	7,878,889	4,159,040	-	-	-	-	-	4,159,040
Share based compensation - option cancellation	-	-	(1,046,718)	-	-	-	1,046,718	-
Share based compensation - warrant expiry	-	-	-	(1,331,119)	-	-	1,331,119	-
Net loss and comprehensive loss for the year	-	-	-	-	-	(178,266)	(11,247,800)	(11,426,066)
Balance at October 31, 2019	82,235,902	$71,987,726	3,062,582	$2,410,040	$675,918	$(541,317)	$(46,824,714)	$30,770,235

p. 4

C21 INVESTMENTS INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE NINE MONTHS ENDED OCTOBER 31, 2019

(Expressed in U.S. dollars, unless otherwise stated - unaudited)

		Nine months ended October 31,
		2019	2018
	Note	- $ -	- $ -
Cash provided by (used in):
OPERATING ACTIVITIES
Net loss		(11,247,800)	(12,061,234)
Amortization of intangibles	8	2,277,065	-
Depreciation of property and equipment	7	511,146	270,101
Impairment of Capital Assets	7	4,139,523	-
Net effect of fair value changes in biological assets	5	1,784,617	346,744
Share based compensation	13	339,447	4,437,261
Interest expense		2,157,284	-
Lease amortization	10	1,206,702	-
Current income tax expense	21	2,139,707	-
Accretion expense	11	988,759	-
Gain on change in fair value of derivative liabilities		28,853	141,092
Changes in working capital items
Inventory	6	2,185,175	(195,144)
Receivables	4	37,571	(292,663)
Deposits		-	(167,019)
Accounts payable and accrued liabilities	9	(3,257,424)	889,712
Prepaid expenses		(107,739)	(279,793)

Cash (used)/provided by operating activities		3,182,886	(6,910,943)
INVESTING ACTIVITIES
Purchases of property and equipment	7	(420,916)	(96,247)
Loans to acquisition targets		-	(4,090,675)
Deposits on Acquisitions		-	(6,949,267)
Deposits on property and equipment		-	(54,182)
Net cash outflow on acquisition of subsidiaries		(8,136,570)	(3,666,139)
Cash used in investing activities		(8,557,486)	(14,856,510)
FINANCING ACTIVITIES
Issuance of common shares		5,253,001	28,786,161
Share Issuance Cost		-	(23,126)
Issuance of convertible debentures on exercise of warrants		672,600	-
Payments on promissory note payable		(7,400,000)	-
Cash proceeds from warrants		960,233	-
Cash proceeds from options		77,980	-
Other non-cash transactions		(1,082,670)
Cash provided by financing activities		(1,518,856)	28,763,035

Effect of foreign exchange on cash		(151,864)
(Decrease)/Increase in cash during the period		(7,045,320)	6,995,582
Cash, beginning of period		9,067,095	198,741
Cash, end of period		2,021,775	7,194,323

NON-CASH TRANSACTIONS

During the period ended Oct 31, 2019:

There were interest payments of $1,419,302 (2018 - $nil). No income taxes were paid (2018 - $nil).

The Company issued 2,670,000 common shares valued at $2,501,827 for the acquisition of Phantom Farms.
The Company issued 1,266,667 common shares valued at $1,130,363 for the acquisition of Swell Companies.
The Company issued 3,983,886 common shares valued at $4,156,866 for the purchase of a building.

The Company issued 7,878,889 common shares valued at $4,404,226 upon the conversion of debentures.

The Company issued 977,479 common shares valued at $719,175 upon the conversion of a portion of a convertible promissory note.

p. 5

C21 INVESTMENTS INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2019

(Expressed in U.S. dollars, unless otherwise stated - unaudited)

1. NATURE OF OPERATIONS AND GOING CONCERN

C21 Investments Inc. (the “Company” or “C21”) was incorporated January 15, 1987, under the Company Act of British Columbia. The Company is a publicly traded company with its corporate office and its principal place of business is Suite 820, 1075 West Georgia Street, Vancouver, British Columbia, Canada.

Effective November 24, 2017, the Company changed its name to “C21 Investments Inc.”. On June 15, 2018, the Company’s common shares were delisted from the TSX Venture Exchange (“TSX-V”) at the Company’s request and on June 18, 2018 the Company commenced trading on the Canadian Securities Exchange (“CSE”), completed its change of business to the cannabis industry and commenced trading under the symbol CXXI. The Company registered its Common Shares in the United States and on May 6, 2019, its shares were cleared by FINRA for trading on the OTC Markets platform under the U.S. trading symbol CXXIF. On August 23, 2019 the Company announced it had been upgraded to the OTCQB® Venture Market

Pursuant to a change of business announced on January 29, 2018 to the Cannabis industry, the Company commenced acquiring and operating revenue-producing cannabis operations in the USA and internationally.

On May 12, 2017, the Company consolidated its issued and outstanding shares totaling 19,796,952 on a 10:1 basis. Upon completion of the consolidation, the Company had 1,979,695 post consolidation common shares issued and outstanding. All shares, options, warrants, and per share amount have been retroactively restated to reflect the share consolidation.

As at October 31, 2019, the Company operates in two segments, recreational cannabis in Oregon, USA and recreational and medical cannabis in Nevada, USA (Note 16).

These interim condensed consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company reports a net loss for the nine months to October 31, 2019 of $11,247,800, and accumulated deficit of $46,824,714, and a working capital deficit of $22,183,831 as at October 31, 2019. In mid-July the Company accelerated a restructuring and integration of operations that will result in over $6M in annual run rate savings. While these efforts have resulted in positive cash flow from operations, they will not be sufficient on their own to fund payments on the short-term debt obligations owing to the Company’s CEO (Note 11). These material uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern.

Historically, management has been successful in meeting operating and capital requirements through funding and renegotiation of liabilities. The Company takes a disciplined approach to financing and intends to protect shareholder value by raising capital strategically. The Company is assessing various opportunities for additional financing through either debt or equity to be used to satisfy current obligations, for corporate working capital and possible future acquisitions. There is no assurance that the Company will be able to secure financing on acceptable terms or at all to cover its current obligations.

In the United States, 34 states, the District of Columbia, and four U.S. territories allow the use of medical cannabis. Alaska, California, Colorado, Illinois Maine, Massachusetts, Michigan, Nevada, Oregon, Washington, Vermont, and the District of Columbia legalized the sale and adult-use of recreational cannabis.

At the federal level, however, cannabis currently remains a Schedule I controlled substance under the Federal Controlled Substances Act of 1970 (“Federal CSA”). Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. As such, even in those states in which marijuana is legalized under state law, the manufacture, importation, possession, use or distribution of cannabis remains illegal under U.S. federal law. This has created a dichotomy between state and federal law, whereby many states have elected to regulate and remove state-level penalties regarding a substance which is still illegal at the federal level.

p. 6

C21 INVESTMENTS INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2019

(Expressed in U.S. dollars, unless otherwise stated - unaudited)

1. NATURE OF OPERATIONS and going concern (continued)

There remains uncertainty about the US federal government’s position on cannabis with respect to cannabis- legal states. A change in its enforcement policies could impact the ability of the Company to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

The interim condensed consolidated financial statements were authorized for issuance on December 27, 2019 by the directors of the Company.

Basis of preparation

These interim condensed consolidated financial statements have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments and biological assets classified as fair value through profit or loss. The financial statements are presented in U.S. dollars unless otherwise noted. Amounts in comparative years may have been reclassified to conform with the current year’s presentation.

Statement of compliance

These interim condensed consolidated financial statements are prepared in accordance with IAS 34 – Interim Financial Reporting and in accordance with the accounting policies adopted in the Company’s most recent annual financial statements for the year ended January 31, 2019. These unaudited interim condensed consolidated financial statements do not contain all of the information required for full annual financial statements and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report should be read in conjunction with the annual audited financial statement for the year ended January 31, 2019 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Basis of consolidation

These interim condensed consolidated financial statements as at and for the period ended October 31, 2019, incorporate the accounts of the Company and its wholly-owned subsidiaries as defined in IFRS 10 – Consolidated Financial Statements (“IFRS 10”). All consolidated entities were under common control during the entirety of the periods for which their respective results of operations were included in the consolidated statements (i.e., from the date of their acquisition). All intercompany balances and transactions are eliminated upon consolidation.

p. 7

C21 INVESTMENTS INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2019

(Expressed in U.S. dollars, unless otherwise stated - unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

The following are the Company’s wholly owned subsidiaries that are included in these interim condensed consolidated financial statements as at and for the period ended October 31, 2019:

	Country of	Percentage	Functional
Name of Subsidiary	Incorporation	Ownership	Currency	Principal Activity

320204 US Holdings Corp.	USA	100%	USD	Holding Company

320204 Oregon Holdings Corp.	USA	100%	USD	Holding Company

320204 Nevada Holdings Corp.	USA	100%	USD	Holding Company

320204 Re Holdings, LLC	USA	100%	USD	Holding Company

Eco Firma Farms LLC	USA	100%	USD	Cannabis producer

Silver State Cultivation LLC	USA	100%	USD	Cannabis producer

Silver State Relief LLC	USA	100%	USD	Cannabis retailer

Swell Companies LTD	USA	100%	USD	Cannabis producer

Megawood Enterprises Inc.	USA	100%	USD	Cannabis retailer

Phantom Venture Group, LLC	USA	100%	USD	Holding Company

Phantom Brands, LLC	USA	100%	USD	Holding Company

Phantom Distribution, LLC	USA	100%	USD	Cannabis distributor

63353 Bend, LLC	USA	100%	USD	Cannabis producer

20727-4 Bend, LLC	USA	100%	USD	Cannabis producer

4964 BFH, LLC	USA	100%	USD	Cannabis producer

Workforce Concepts 21, Inc.	USA	100%	USD	Payroll and benefits services

Significant accounting policies

The accounting policies applied in preparation of these interim condensed consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended January 31, 2019, except for the following:

Effective for February 1, 2019, the Company adopted IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments (“IFRIC 23”). IFRIC 23 clarifies application of recognition and measurement requirements in IAS 12 - Income Taxes when there is uncertainty over income tax treatments. IFRIC 23 specifically addresses the following: (i) whether the Company considers uncertain tax treatments separately; (ii) the assumptions the Company makes concerning the examination of tax treatments by relevant tax authorities; (iii) how the Company determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and, (iv) how the Company considers changes in facts and circumstances. The standard is effective for annual periods beginning on or after January 1, 2019. The Company has applied IFRIC 23 retrospectively on adoption and determined that it is probable that the relevant tax authorities would accept the tax treatments and positions used in the Company’s consolidated financial statements. IFRIC 23 did not impact the Company’s classification and measurement of deferred tax assets or deferred tax liabilities and thus opening equity of the Company was not restated. Based on the Company’s assessment, the adoption of IFRIC 23 did not have a material impact on its consolidated financial statements for the nine months ended October 31, 2019.

Effective July 1, 2019 the Company has begun utilizing the Nevada Department of Taxation (“NDOT”) determined wholesale fair market value for the period of future sales in order to calculate the expected selling price of its biological assets at its Nevada operations. Previously, the Company relied on observational inputs in the Nevada market, but the Company believes the NDOT observed values are more consistent and has observed peer issuers adopting the same valuation input.

p. 8

C21 INVESTMENTS INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2019

(Expressed in U.S. dollars, unless otherwise stated - unaudited)

3. RESTRICTED CASH

The Company has cash on deposit with the Alberta Energy Regulator (“AER”) under the AER’s Liability Management programs to cover potential liabilities relating to its wells. The required security deposit with the AER is determined based on a monthly licensee management rating assessment.

4. RECEIVABLES

	Oct. 31, 2019	Jan 31, 2019

Taxes receivable	18,328	$65,476
Trade receivable	353,176	69,692
Allowance for doubtful accounts	(1,975)	(55,215)
	369,529	$79,953

All of the Company’s trade and other receivables have been reviewed for indicators of impairment. Accounts receivable more than 90 days past due totaled $45,629 at October 31, 2019 (January 31, 2019 – $6,000).

5. BIOLOGICAL ASSETS

The Company’s biological assets consist of cannabis plants. The continuity for biological assets for the period ended October 31, 2019, was as follows:

Balance, January 31, 2019	$1,870,540
Acquired biological assets	75,499
Fair value adjustment on biological assets	1,784,617
Increase in biological assets due to capitalized co ts	7,931,902
Transferred to inventory upon harvest	(9,895,477)

Balance, October 31, 2019	$1,767,081

Biological assets are valued in accordance with IAS 41 – Agriculture (“IAS 41”) and are presented at their fair values less costs to sell up to the point of harvest. The Company’s biological assets are primarily cannabis plants, and because there is no actively traded commodity market for plants or dried product, the valuation of these biological assets is obtained using valuation techniques where the inputs are based upon unobservable market data (Level 3).

The valuation of biological assets is based on a market approach where fair value at the point of harvest is estimated based on selling prices less the costs to sell at harvest. For in process biological assets, the fair value at point of harvest is adjusted based on the stage of growth. As at October 31, 2019, on average, the biological assets were 54% complete as to the next expected harvest date.

The significant unobservable inputs and their range of values are noted in the table below:

			Effect on Fair Value as of October 31:
Significant Inputs and
Assumptions	Range of Inputs	Sensitivity	2019	2018
Selling Price Per	$0.13 to $3.87	Increase 5%	$91,323	12,116
Gram		Decrease 5%	$(91,323)	(12,116)
Estimated Yield Per	54.07 to 1,983.93 grams	Increase 5%	$97,886	9,231
Cannabis Plant		Decrease 5%	$(97,886)	(9,231)

During the nine-month period ended October 31, 2019, the Company’s biological assets produced 3,440,781 grams (2018 –171,356 grams).

p. 9

C21 INVESTMENTS INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2019

(Expressed in U.S. dollars, unless otherwise stated - unaudited)

6. INVENTORY

Inventories consist of:

	Oct. 31, 2019	January 31, 2019

Finished goods	$3,160,480	$2,283,439
Work in progress	4,562,182	4,575,595
	$7,722,662	$6,859,034

Inventories expensed (excluding fair value adjustments) during the period ended October 31, 2019 was $16,081,522 (2018 - $181,225). At October 31, 2019, the Company recognized fair value adjustments of $1,953,529 (2018 - $348,763).

7. PROPERTY AND EQUIPMENT

As at October 31, 2019, the details of the Company’s property and equipment are as follows:

	Land and	Leasehold	Furniture &	Computer	Machinery &	Total
	building	improvements	fixtures	equipment	equipment
Cost
Balance, January 31, 2019	-	1,459,795	478,864	96,785	429,664	$2,465,108
Assets from acquisition	-	522,279	50,388	25,846	646,507	1,245,020
Additions	4,675,390	75,776	9,750	-	520,594	5,281,510
Impairment	(3,305,177)	(709,063)	(125,282)	-	-	(4,139,522)
Balance, October 31, 2019	$1,370,213	$1,348,787	$413,720	$122,631	$1,596,765	$4,852,116
Accumulated Depreciation
Balance, January 31, 2019	$-	$(301,583)	$(65,074)	$(7,619)	$(8,822)	$(383,098)
Depreciation expense	(120,214)	(179,802)	(74,432)	(46,681)	(156,924)	$(578,053)
Balance, October 31, 2019	$(120,214)	$(481,385)	$(139,506)	$(54,300)	$(165,746)	$(961,151)
Carrying amount, January 31, 2019	$-	$1,158,212	$413,790	$89,166	$420,842	$2,082,010
Carrying amount, October 31, 2019	$1,249,999	$867,402	$274,214	$68,331	$1,431,019	$3,890,964

Total depreciation expense for the nine months ended October 31, 2019 is $578,053 (2018 - $271,674). Of the total expense, $113,957 was allocated to inventory during the period ended October 31, 2019 (2018 - $nil).

Impairment of real estate assets in Canby, Oregon has been identified by way of an appraisal obtained in October of 2019. The Company is evaluating this asset as part of its restructuring and integration of the Oregon assets.

p. 10

C21 INVESTMENTS INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2019

(Expressed in U.S. dollars, unless otherwise stated - unaudited)

8. INTANGIBLE ASSETS AND GOODWILL

The continuity of the intangible assets for the period ended October 31, 2019 is as follows:

	Licenses	Branding	Customer	Start up	Total
			relationships	costs
Cost
Balance, January 31, 2019	$12,060,274	$-	$1,540,447	$7,783	$13,608,504
Additions from acquisitions	1,071,750	1,331,804	1,174,468	-	3,578,022
Balance, October 31, 2019	$13,132,024	$1,331,804	$2,714,915	$7,783	$17,186,526

Accumulated Amortization
Balance, January 31, 2019	$(214,171)	$-	$(25,674)	$(79)	$(239,924)
Amortization expense	(1,908,804)	-	(367,714)	(547)	(2,277,065)
Balance, October 31, 2019	$(2,122,975)	$-	$(393,388)	$(626)	$(2,516,989)

Carrying amount, January 31, 2019	$11,846,103	$-	$1,514,773	$7,704	$13,368,580
Carrying amount, October 31, 2019	$11,009,049	$1,331,804	$2,321,527	$7,157	$14,669,537

Total amortization expense from intangible assets for the period ended October 31, 2019 is $2,277,065 (2018 - $nil). Of the total expense, $85,123 was allocated to inventory during the period ended October 31, 2019.

The continuity of the goodwill for the period ended October 31, 2019 is as follows:

	Phantom Farms	Silver State Companies	Megawood Enterprises, Inc.	Swell Companies, Ltd	Total
Balance, January 31, 2019	-	28,541,323	689,328		29,230,651
Additions from acquisitions	8,009,248	-	-	13,676,649	21,685,897
Balance, October 31, 2019	$8,009,248	$28,541,323	$689,328	$13,676,649	$50,916,547

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	October 31,	January 31,
	2019	2019
Accounts payable	670,824	$1,398,196
Accrued liabilities	1,396,421	3,297,310
Interest payable	1,048,285	285,610
	$3,115,530	$4,981,116

p. 11

C21 INVESTMENTS INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2019

(Expressed in U.S. dollars, unless otherwise stated - unaudited)

10. LEASE LIABILITIES and right-of-use assets

The Company has determined that all identified agreements contain a lease including:

Entity Name/Lessee	Asset	Contains a lease?	Useful life (years)
C21 Investments Inc.	Office Suite	Yes	5
Swell Companies, LTD	Land/Building	Yes	5
Silver State Cultivation LLC	Land/Building	Yes	5
Silver State Relief LLC (Sparks)	Land/Building	Yes	5
Silver State Relief LLC (Fernley)	Land/Building	Yes	5
Megawood Enterprises Inc.	Land/Building	Yes	5
Phantom Distribution, LLC	Land/Building	Yes	5
63353 Bend, LLC	Land/Building	Yes	5
20727-4 Bend, LLC	Land/Building	Yes	5
4964 BFH, LLC	Land/Building	Yes	5

The financial statement effects concerning lease liabilities are as follows:

Maturity Analysis - contractual undiscounted cash flows
Less than one year	$1,990,024
One to five years	5,804,012
Total undiscounted lease liabilities at October 31, 2019	$7,794,036
Lease liabilities included in the statement of financial position
Current	1,418,919
Non-current	5,095,321
Balance, October 31, 2019	$6,514,240
Amounts recognized in profit or loss
Interest on lease liabilities	$426,862
Total cash outflow for leases	$1,758,391

The financial statement effects concerning right-of-use assets are as follows:

Cost
Balance, January 31, 2019	$7,861,107
Right-of-use additions	3,388,981
Adjustment	(140,940)
Disposal	(3,689,418)
Balance, October 31, 2019	$7,419,730
Accumulated Amortization
Balance, January 31, 2019	$(116,496)
Disposal	68,323
Amortization expense	(1,206,702)
Balance, October 31, 2019	$(1,254,875)
Carrying Amount, January 31, 2019	$7,744,611
Carrying Amount, October 31, 2019	$6,164,855

p. 12

C21 INVESTMENTS INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2019

(Expressed in U.S. dollars, unless otherwise stated - unaudited)

11. CONVERTIBLE DEBENTURES AND PROMISSORY NOTES

The following is a continuity of the Company’s convertible debentures denominated in U.S. dollars:

Convertible debentures
	December 31, 2018	January 30, 2019	Total
	issuance	issuance
Balance, January 31, 2019	$3,181,800	$6,977,853	$10,159,653
Conversions	(1,498,279)	(2,660,761)	(4,159,040)
Warrant exercises	159,695	512,820	672,515
Interest	(291,036)	(532,896)	(823,932)
Accretion expense	363,310	562,187	925,497
Balance, Oct. 31, 2019	$1,915,490	$4,859,203	$6,774,693

The following is a continuity of the Company’s convertible promissory notes denominated in U.S. dollars:

Convertible promissory notes
	June 13, 2018	January 23, 2019	May 24, 2019	Total
	issuance	issuance	issuance
Balance, January 31, 2019	$1,670,830	$175,000	$-	$1,845,830
Issued	-	-	1,000,000	1,000,000
Conversion	(661,337)	-	-	(661,337)
Interest	(202,366)	-	-	(202,366)
Accretion expense	77,245	-	-	77,245
Balance, Oct. 31, 2019	$884,372	$175,000	$1,000,000	$2,059,372

Current portion	$-	$175,000	$1,000,000	$1,175,000
Long-term portion	$884,372	$-	$-	$884,372

The following is a continuity of the Company’s promissory notes denominated in U.S. dollars:

Promissory notes payable
	January 1, 2019	February 4, 2019	Total
	issuance (c)	issuance
Balance, January 31, 2019	$30,000,000	$-	$30,000,000
Issued	-	290,000	290,000
Payments	(7,400,000)	(150,000)	(7,550,000)
Balance, Oct. 31, 2019	$22,600,000	$140,000	$22,740,000

Current portion	$21,600,000	$140,000	$21,740,000
Long-term portion	$1,000,000	$-	$1,000,000

The following is a continuity of the Company’s convertible debentures issued as a result of exercise of warrants related to the December 31, 2018 and January 30, 2019 issuances of convertible debentures, denominated in U.S. dollars:

Warrant debentures
	December 31, 2018	January 30, 2019	Total
	issuance (a)	issuance (b)
Balance, January 31, 2019	$-	$-	$-
Debentures issued for cash proceeds	210,152	674,853	885,005
Balance, October 31, 2019	$210,152	$674,853	$885,005

p. 13

C21 INVESTMENTS INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2019

(Expressed in U.S. dollars, unless otherwise stated - unaudited)

11. CONVERTIBLE DEBENTURES AND PROMISSORY NOTES (continued)

The following transactions occurred during the period ending October 31, 2019:

(a) During the nine-month period, 359 warrants were exercised in connection with the first tranche of brokered convertible debentures issued on December 31, 2018, resulting in gross proceeds of C$359,000. Each warrant exercised grants the holder an additional C$1,000 principal amount 10% unsecured convertible debenture at an exercise price of C$1,000. The debentures are convertible into the Company’s common shares at a price of C$0.90 per share, accrue interest at a rate of 10%, compounded annually, and are fully due and payable on December 31, 2020.

(b) During the nine-month period, 526 warrants were exercised in connection with the second tranche of brokered convertible debentures issued on January 30 ,2019, resulting in gross proceeds of C$526,000. Each warrant exercised grants the holder an additional C$1,000 principal amount 10% unsecured convertible debenture at an exercise price of C$1,000. The debentures are convertible into the Company’s common shares at a price of C$0.90 per share, accrue interest at a rate of 10%, compounded annually, and are fully due and payable on January 30, 2021.

(c) On July 1, 2019 the terms of the promissory note payable to Sonny Newman for the acquisition of Silver State Relief and Silver State Cultivation were amended to call for immediate payment of $2,000,000 plus accrued interest on July 1, 2019 followed by payments of $800,000 plus accrued interest on the first of each of August, September, October, November, and December 2019. Payments increase to $2,000,000 plus accrued interest beginning January 1, 2020 until the promissory note is paid in full.

Effective November 21, 2019, Sonny Newman and the Company agreed to further amend the terms of the secured promissory note due to Mr. Newman, with a remaining principal balance of $21.8m. The December 1, 2019 principal payment of $800,000 was cancelled and the principal monthly payments thereafter were reduced to $600,000 per month. Further, the annual interest rate on the note was reduced from 10% to 9.5%. The remaining balance on the note is due and payable on July 1, 2020.

12. RECLAMATION OBLIGATION

The Company has recorded a decommissioning provision in connection with estimated reclamation costs on a previously written off property. The obligation is recognized based on the estimated future reclamation costs. The Company had two wells in Alberta which were determined to be uneconomic and costs have been incurred to plug these wells. Reclamation and remediation work is still required to bring the site back to its natural state.

p. 14

C21 INVESTMENTS INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2019

(Expressed in U.S. dollars, unless otherwise stated - unaudited)

13. SHARE CAPITAL AND RESERVES

Share capital consists of one class of fully paid common shares, with no par value. The Company is authorized to issue an unlimited number of common shares. All shares are equally eligible to receive dividends and repayment of capital and represent one vote at the Company’s shareholders’ meetings. The following table reflects the continuity of share capital from January 31, 2019 to October 31, 2019:

	Number of Shares	Amount
Balance, January 31, 2019	58,505,255	52,923,983
Shares issued - acquisition of Phantom Farms (i)	2,670,000	2,501,827
Shares issued - conversion of promissory note (ii)	977,479	719,175
Shares issued - warrant exercises (iii)	915,545	1,037,340
Shares issued - option exercises (iv)	80,000	77,980
Shares issued - acquisition of Swell (v)	1,266,667	1,130,363
Shares issued - acquisition of EFF building (vi)	3,983,886	4,156,866
Shares issued - partial settlement of EFF share payment note (vii)	368,688	368,963
Shares issued - private placement (viii)	5,589,493	4,912,189
Shares issued - conversion of debentures (ix)	7,878,889	4,159,040
Balance, October 31, 2019	82,235,902	71,987,726

(i) On February 4, 2019, the Company issued 2,670,000 shares as consideration for the purchase of Phantom Farms (Note 16).

(ii) On February 7, 2019, the Company issued 977,479 shares to a vendor of EFF upon conversion of a portion of the convertible promissory note payable.

(iii) During the period ended October 31 ,2019, the Company issued 915,545 shares upon the exercise of warrants.

(iv) During the period ended October 31, 2019, the Company issued 80,000 shares upon the exercise of stock options.

(v) On May 24, 2019, the Company issued 1,266,667 shares as consideration for the purchase of Swell Companies (Note 17).

(vi) On May 10, 2019, the Company issued 3,983,886 shares as consideration for the purchase of the building and land that EFF was previously leasing.

(vii) On June 12, 2019 the Company issued 368,688 shares to a vendor of EFF for a partial payment of the share payment note.

(viii) On May 28, 2019, the Company completed a non-brokered private placement financing of 5,589,493 shares at C$1.83, for total gross proceeds of C$7,713,500. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant. Each warrant is exercisable for one additional common share of the Company at an exercise price of C$1.83 per warrant share for a period of one year.

(ix) During the period ended October 31, 2019 the Company issued 7,878,889 shares upon the conversion of debentures.

p. 15

C21 INVESTMENTS INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2019

(Expressed in U.S. dollars, unless otherwise stated - unaudited)

13. SHARE CAPITAL AND RESERVES (continued)

Warrants

The following table summarizes the Company’s warrant activity for the period ended October 31, 2019:

	Warrants outstanding
	Warrants outstanding	Weighted average exercise price - C$ -	Weighted average remaining life (years )
Balance January 31, 2019	5,154,045	2.05	0.86
Issued - Phantom Farms (Note 16)	1,700,000	1.50
Issued - Swell Companies (Note 17)	1,200,000	1.50
Issued - Private Placement	2,794,748	1.83
Exercised	(915,045)	1.06
Expired	(4,239,000)	2.27
Balance, October 31, 2019	5,694,748	1.66	0.99

As at October 31, 2019, the following warrants were outstanding and exercisable:

	Exercise Price	Number of
Expiry Date	- C$ -	Warrants
February 5, 2021	1.50	1,700,000
May 23, 2021	1.50	1,200,000
May 29, 2020	1.83	2,794,748
		5,694,748

Stock options

The Company is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 10 years. Vesting is determined by the Board of Directors.

The Company adopted a Restricted Stock Unit plan (the “Plan”) on July 17, 2018 but has not issued any units under the Plan. The Plan allows for up to 750,000 total units to be issued, adjustable upon approval by the compensation committee, but not to exceed 10% of common shares outstanding.

On February 6, 2019, the Company granted incentive stock options to purchase an aggregate of 710,000 common shares of the Company at an exercise price of C$1.11 vesting over a 1-year period, expiring at close of business on February 5, 2022.

On October 10, 2019, the Company granted incentive stock options to purchase an aggregate of 1,020,000 common shares at exercise prices of C$1.00, C$1.11 and C$1.38 vesting over a 1-year period, expiring after 3 and 5 year periods.

During the period ended October 31, 2019, 80,000 (2019 – 100,000) options were exercised for proceeds of $38,952 (2019 – $49,991). On exercise, the Company transferred $36,952 from reserves to share capital.

p. 16

C21 INVESTMENTS INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2019

(Expressed in U.S. dollars, unless otherwise stated - unaudited)

13. SHARE CAPITAL AND RESERVES (continued)

Details of the Company’s stock options outstanding and exercisable are as follows:

	Options outstanding and exercisable
	Options	Weighted average	Weighted average
	outstanding	exercise price	remaining life
	and exercisable	- C$ -	(years)
Balance January 31, 2019	2,520,000	2. 41	2. 30
Vested	865,000	1.16
Exercised	(80,000)	0.65
Cancelled	(835,000)	2.53
Balance, October 31, 2019	2,470,000	1. 99	2. 10

As at October 31, 2019, the following stock options were outstanding and exercisable:

Expiry Date	Exercise Price	Number of Options
	- C$ -

October 15, 2020	0.65	325,000
June 25, 2021	2.80	1,350,000
February 5, 2022	1.11	285,000
October 9, 2022	1.38	260,000
October 9, 2024	1.00	250,000
		2,470,000

14. SEGMENTED INFORMATION

The Company defines its major geographic operating segments as Oregon and Nevada. Due to the jurisdictional cannabis compliance issues ever-present in the industry, each state operation is by nature operationally segmented.

Key decision makers primarily review revenue, cost of sales expense, and gross margin as the primary indicators of segment performance. As the Company continues to expand via acquisition, the segmented information will expand based on management’s agreed upon allocation of costs beyond gross margin.

Segmented operational activity and balances are as follows:

October 31, 2019	Oregon	Nevada	Corporate	Consolidated
Total revenue	$4,190,252	$24,002,618	$-	$28,192,870
Gross profit (loss)	$(761,598)	$10,919,422	$-	$10,157,824
Operating expenses:
General and administration	$(806,439)	$(2,724,977)	$(3,897,985)	(7,429,401)
Sales, marketing, and promotion	$(296,105)	$(108,171)	$(606,106)	(1,010,382)
Depreciation and amortization	$(424,990)	$(2,420,698)	$(47,313)	(2,893,001)
Share based compensation	$-	$-	$(339,447)	(339,447)
Interest, accretion, and other	$(4,243,528)	$(26,929)	$(3,323,229)	$(7,593,686)
Net profit (loss) before taxes	$(6,532,660)	$5,638,647	$(8,214,080)	$(9,108,093)
Assets	$12,920,888	$22,029,444	$53,400,520	$88,350,852
Liabilities	$4,199,581	$4,094,629	$49,286,407	$57,580,617

p. 17

C21 INVESTMENTS INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2019

(Expressed in U.S. dollars, unless otherwise stated - unaudited)

15. COMMITMENTS

The Company and its subsidiaries are committed under lease agreements with third parties and related parties, for land, office space, and equipment in Nevada, Oregon and British Columbia, as well as consulting agreements.

At October 31, 2019, the Company has the following future minimum payments:

	Third Parties	Related Parties	Total
2020	$356,037	$332,937	$688,974
2021	$285,908	$1,601,744	$1,887,652
2022	$227,321	$1,476,744	$1,704,065
2023	$232,961	$1,476,744	$1,709,705
2024	$224,513	$1,401,744	$1,626,257
Thereafter	$522,473	-	$522,473
	$1,849,213	$6,289,913	$8,139,126

16. Acquisition of Phantom Farms

On February 4, 2019, the Company acquired all membership units of Phantom Farms, which encompasses the following limited liability companies: Phantom Venture Group, LLC, Phantom Distribution, LLC, 63353 Bend, LLC, 20727-4 Bend, LLC, 4964 BFH, LLC, and Phantom Brands, LLC. Phantom Farms has outdoor cannabis cultivation facilities totaling 80,000 square feet with an additional 40,000 square feet under development in southern Oregon. Phantom Farms also operates a 5,600 square foot facility which includes a wholesale distribution warehouse and an extraction laboratory and a 7,700 square foot state-of-the-art indoor grow facility in central Oregon. The Company acquired Phantom Farms for total consideration of $10,539,260 comprised of cash deposits on closing of $3,200,000, a promissory note for $290,000, common shares issued in the amount of $2,507,138, share purchase warrants issued in the amount of $793,745, and an earnout valued at $3,748,377.

This acquisition is being accounted for using the acquisition method, in accordance with IFRS 3 – Business Combinations, with the assets and liabilities acquired recorded at their fair values at the acquisition date. The Company is required to allocate the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values. The excess of the purchase price over those fair values of the net assets acquired is recorded as goodwill.

p. 18

C21 INVESTMENTS INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2019

(Expressed in U.S. dollars, unless otherwise stated - unaudited)

16. Acquisition of Phantom Farms (continued)

The purchase price and allocation of the purchase price is as follows:

- $ -
Cash	13,121
Receivables	166,346
Inventory	884,113
Biological assets	75,499
Other assets	52,234
Property and equipment	92,501
Right-of-use asset	2,251,451
Lease liability	(2,251,451)
Brand	622,308
Customer relationships	581,616
Licenses	156,750
Goodwill	8,009,248
Accounts payable and accrued liabilities	(114,476)
Total assets and liabilities acquired	10,539,260
Cash deposits on closing date	3,200,000
Common shares issued	2,507,138
Stock warrants issued	793,745
Consideration payable	3,748,377
Promissory note payable	290,000
Total consideration	10,539,260

The Company is contracted to purchase SDP Development Group, LLC (“SDP”), which is the company that owns all real estate properties used in connection with Phantom Farms’ cannabis cultivation and distribution operations. The purchase of SDP is anticipated to close on October 15, 2020, at which point the Company will acquire 100% of SDP's membership units for an aggregate purchase price of $8,010,000 payable in cash, or, at the election of the vendors, in whole or in part by the issue of 2,670,000 shares at a deemed price of $3.00 per common share.

On July 1, 2019 the Company and SDP agreed to modify the terms of this future acquisition and the leases under which the Company is contracted to operate the Phantom Farms operations. The amendment eliminates the requirement for fixed rent for the four-month period commencing July 1, 2019 and provide for payment of rent thereafter in C21 shares at an issue price of C$1.05 per share and to modify the purchase price to be 9,983,511 shares of C21 at an issue price of C$1.05 per share

Effective November 21, 2019, the SDP Vendors and the Company agreed to new terms under the SDP purchase agreement. The parties will cancel the real estate purchase agreement and the SDP Vendors will be issued common shares of C21 at a deemed issue price of C$1.05 per share to account for the difference between the $8.01m contract purchase price and a mutually agreed market value for the real properties based on their current appraisal value within a predetermined valuation range. The rent rate for the properties will be reduced to 7% of the agreed market value as of November 1, 2019. The Company will have a 12-month option to purchase the properties, subject to a 60-day put option by the SDP Vendors. The new terms will be signed in a definitive agreement scheduled to close in early January 2020.

p. 19

C21 INVESTMENTS INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2019

(Expressed in U.S. dollars, unless otherwise stated - unaudited)

17. Acquisition of Swell Companies

On May 24, 2019, the Company acquired all of the common shares held in Swell Companies Limited (“Swell”). Swell operates an extraction laboratory, manufacturing, and wholesale facility in Oregon totaling 10,000 square feet, with expansion rights for an additional 18,000 square feet adjacent to the primary facility. The Company acquired Swell for total consideration of $18,812,683 comprised of cash deposits on closing of $5,050,000, a convertible promissory note for $1,000,000, assumed liabilities of $1,070,907, common shares issued in the amount of $1,130,363, stock warrants issued in the amount of $786,284, and consideration payable of $9,775,129.

This acquisition is being accounted for using the acquisition method, in accordance with IFRS 3 – Business Combinations, with the assets and liabilities acquired recorded at their fair values at the date of acquisition. The Company is required to allocate the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values. The excess of the purchase price over those fair values of the net assets acquired is recorded as goodwill.

The purchase price and allocation of the purchase price is as follows:

- $ -
Cash	173,422
Receivables	160,801
Inventory	2,069,349
Other assets	13,565
Property and equipment	1,152,519
Right-of-use asset	611,890
Lease liability	(611,890)
Brand	709,496
Customer relationships	592,852
Licenses	915,000
Goodwill	13,676,649
Accounts payable and accrued liabilities	(650,970)
Total assets and liabilites acquired	18,812,683
Cash deposits on closing date	5,050,000
Convertible promissory note	1,000,000
Liabilities assumed	1,070,907
Common shares issued	1,130,363
Stock warrants issued	786,284
Consideration payable	9,775,129
Total consideration	18,812,683

On September 3, 2019, the Company finalized an agreement with the former owners Swell Companies Limited (the “Swell Vendors”) to amend the terms of the Company’s forward-cash obligations to the Swell Vendors. Pursuant to the terms of the amended agreement: (a) the cash sum due to the Swell Vendors through September 2019 under the original agreement, in the amount of $850,000, will be paid by the Company on or before November 15, 2019; and (b) the sum of $7,350,000 due to the Swell Vendors on May 24, 2021 under the original agreement, including the Swell Vendors’ option to receive $5m of such sum in cash, will be satisfied in full by the issuance of 7,015,238 common shares of C21 at a deemed issue price of $1.047 per share. The shares were issued into escrow and will be released as follows: (a) twenty-five percent (25%) four- months-and-a-day from the date of issue; and (b) the remainder of the shares in three equal instalments of one-third every four months thereafter.

Due to ongoing evaluation, discussion and negotiation between the parties regarding potential further restructuring, the issuance of 7,015,238 common shares and the payment of the $850,000 to the Swell Vendors was delayed. The shares were issued on December 27, 2019 and negotiations continue regarding the cash obligation.

p. 20

C21 INVESTMENTS INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2019

(Expressed in U.S. dollars, unless otherwise stated - unaudited)

18. Consideration payable

The following table reflects the continuity of consideration payable from January 31, 2019 to October 31, 2019:

Balance, January 31, 2018 and 2017	$-
Silver State acquisition - January 1, 2019	1,143,873
Megawood acquisition - January 23, 2019	231,395
Balance, January 31, 2019	$1,375,268
Phantom Farms acquisition - February 4, 2019 (Note 16)	3,748,377
Swell Companies acquisition - May 25, 2019 (Note 17)	9,775,129
Consideration paid	(1,366,740)
Balance, October 31, 2019	$13,532,034
Current portion	5,132,058
Long term portion	8,399,976

19. FINANCIAL RISK MANAGEMENT

The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts, accounts receivable, and its notes receivable from acquisition targets. The Company’s cash is deposited in bank accounts held with a major bank in Canada, a trust company in Canada, and two credit unions in Oregon and Colorado; and accordingly, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not subject to any interest rate volatility as its long-term debt instruments and convertible notes are carried at a fixed interest rate throughout their term.

Foreign currency risk

The Company has administration in Canada and operations in the U.S. and is exposed to foreign exchange risk due to fluctuations in the U.S. dollar and Canadian dollar. Foreign exchange risk arises from financial assets and liabilities denominated in currency other than the U.S. dollar. A change of 10% in the CAD/USD exchange rate would impact loss and comprehensive loss by $102,000.

p. 21

C21 INVESTMENTS INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2019

(Expressed in U.S. dollars, unless otherwise stated - unaudited)

19. FINANCIAL RISK MANAGEMENT (continued)

Capital Management

The Company’s objectives when managing its capital are to ensure there are sufficient capital resources to continue operating as a going concern and maintain the Company’s ability to ensure sufficient levels of funding to support its ongoing operations and development. The purpose of these objectives is to provide continued returns and benefits to the Company’s shareholders. The Company’s capital structure includes items classified in debt and shareholders’ equity.

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business considering changes in economic conditions and the risk characteristics of the Company’s underlying assets.

As of October 31, 2019, the Company is not subject to externally imposed capital requirements, with the exception of restricted cash posted as a deposit (Note 3).

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments include cash, restricted cash, receivables, notes receivable, accounts payable and accrued liabilities, and convertible notes with a fair value measured at Level 1 hierarchy for cash. Accounts payable and accrued liabilities approximate fair value due to the short-term nature of these instruments. Derivative liabilities are measured at Level 3 hierarchy.

20. GENERAL AND ADMINISTRATIVE EXPENSE

Year-to-date general and administration expenses were comprised of the following:

General and Administrative	Oct 31, 2019	Oct 31, 2018
Management Fees	$-	$233,160
Salaries and wages	$3,962,406	$1,044,278
License fees, taxes and insurance	$1,066,810	$501,376
Accounting and legal	$561,634	$-
Professional Fees and consulting	$548,707	$2,398,506
Office Facilities and administrative	$494,685	$408,679
Travel and entertainment	$358,835	$559,514
Transfer agent and Filing Fees	$50,977	$31,072
Foreign exchange	$58,176	$-
Shareholder Communications	$7,167	$48,542
Other	$320,004	$-
Total	$7,429,401	$5,225,127

p. 22

C21 INVESTMENTS INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2019

(Expressed in U.S. dollars, unless otherwise stated - unaudited)

21. TAXATION

The Company reconciles the expected tax expense at the U.S. statutory tax rate of 21% to the amount recognized in the statement of loss and comprehensive loss.

Since the Company operates in the United States cannabis industry, the Company is subject to U.S. Internal Revenue Code section 280E for U.S. federal income tax purposes; and therefore, is subject to the disallowance of ordinary and necessary business deductions for income tax purposes pursuant to section 280E. Consequently, the Company is only allowed to deduct 1) direct production costs and indirect production costs incident to and necessary for production and 2) costs incurred to purchase goods that are resold, including transportation or other necessary charges incurred in acquiring possession of the goods. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC section 280E. However, the State of Oregon does not conform to IRC section 280E and thus the Company deducts all operating expenses on its Oregon corporate tax return. Additionally, the State of Nevada does not assess income tax and therefore no income tax provision for Nevada has been calculated.

22. RELATED PARTY TRANSACTIONS

During the period ended October 31, 2019, the Company entered in the related party transactions as described below.

Balances due to related parties included in accounts payable, accrued liabilities, and promissory note payable at the periods ended:

	Oct 31, 2019	Jan 31, 2019
Due to the President and CEO	$22,950,242	$484
Due to directors and officers of the Company	16,765	316,261
Due to the CFO of the Company	4,698	1,888
Due to former director of Oregon operations of EFF	-	301,213
Due to the former CEO of EFF	-	301,213
Due to significant shareholder	-	31,759,648
	$22,971,705	$32,680,707

The Company had the following transactions with related parties during the period ended:

	Oct 31, 2019	Oct 31, 2018
Management fees paid or accrued to directors, or companies controlled by directors	$-	$230,280
Consulting fees paid to a director	-	99,441
Amounts paid to CEO or companies controlled by CEO	1,581,164	-
Salary paid to directors and officers	208,819	150,599
Share Compensation including warrants and stock options for directors	-	2,849,726
Convertible debenture interest paid to directors and officers	-	38,969
	$1,789,983	$3,369,015

23. CONTINGENCIES

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. Management is of the opinion that disposition of any current matter will not have a material adverse impact on the Company’s financial position, results of operations, or the ability to carry on any of its business activities.

p. 23

C21 INVESTMENTS INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2019

(Expressed in U.S. dollars, unless otherwise stated - unaudited)

24. Legal proceedings

A complaint was filed in the Oregon State Circuit Court for Clackamas County, on April 29, 2019, by two current owners of Proudest Monkey Holdings, LLC (the former sole member of EFF) (the “Plaintiffs”), alleging contract, employment, and statutory claims with an amount in controversy of $1,837,500 against the Company, its wholly-owned subsidiaries 320204 US Holdings Corp, EFF, Swell Companies Limited, and Phantom Brands LLC, in addition to three directors, two officers, and one former employee. The Company and the other defendants wholly deny the allegations and claims made in the lawsuit and is defending and may counterclaim through the lawsuit. As a procedural update, the Company has filed an Oregon Rule of Civil Procedure (ORCP) 21 motion to dismiss all of the Plaintiffs’ claims against it, its wholly-owned subsidiaries, and other defendants; the Rule 21 motions are pending before the court. Further, the Company’s recent internal investigation, findings and self-reporting of actions and alleged malfeasance by the Plaintiffs at the EFF facility (discussed more fully below under Oregon Compliance) should serve to bolster the Company’s defense and potential counterclaims in the litigation. Given that this legal proceeding is in a premature stage and the Company wholly denies the claims, no provision was recorded

On or about May 30, 2019, Wallace Hill filed a civil claim in the Supreme Court of British Columbia alleging breach of contract and entitlement to 1,800,000 common shares of the Company, fully vested by March 1, 2019, and damages due to the lost opportunity to sell those shares after such date for a profit. On June 23, 2019, the Company circulated a letter to Wallace Hill terminating the agreement and accepting Wallace Hill’s repudiation of the agreement based on Wallace Hill’s previously published defamatory comments and termination of the agreement. Also, on June 23, 2019, the Company filed its response to the civil claim denying all claims and filed counterclaims alleging breach of contract, a declaratory judgment of termination of the agreement, defamation and an injunction from further defamatory comments. The civil action is pending, and it is too early to predict its resolution.

25. SUBSEQUENT EVENTS

Effective November 21, 2019, Sonny Newman and the Company agreed to further amend the terms of the secured promissory note due to Mr. Newman, with a remaining principal balance of $21.8m. The December 1, 2019 principal payment of $800,000 was cancelled and the principal monthly payments thereafter were reduced to $600,000 per month. Further, the annual interest rate on the note was reduced from 10% to 9.5%. The remaining balance on the note is due and payable on July 1, 2020.

As to the acquisition of Swell companies (Note 17), due to ongoing evaluation, discussion and negotiation between the parties regarding potential further restructuring of the transaction, the issuance of 7,015,238 common shares and the payment of the $850,000 to the Swell Vendors was delayed. The shares were issued on December 27, 2019 and negotiations continue regarding the cash obligation.

p. 24